Exhibit 99.93

VIA ELECTRONIC TRANSMISSION

November 3, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	GRANDVIEW GOLD INC

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on November 3, 2011.

1.	Proxy

2.	Notice of Meeting and Management Information Circular

3.	Correction Notice

4.	Management’s Discussion and Analysis and Consolidated Financial Statements

5.	Online Voting Insert

6.	Postage Paid Proxy Return Envelope

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

Rosa Vieira
Senior Manager, Client Relations
Telephone: 416.361.0930 ext.227
rvieira@equityfinancialtrust.com

c.c. Jenn Javier, Administrator, Client Relations